HOTEL ACQUISITION AND SERVICES AGREEMENT

This Hotel Acquisition and Services Agreement (the "Agreement") is effective this 1st day of May 2003, between HARRELL HOSPITALITY GROUP, INC., a Delaware corporation whose address for notice is 16475 North Dallas Parkway, Suite 410, Addison, Texas 75001 ("HHG") and R P CORPORATE STRATEGY LIMITED, a United Kingdom private company, whose address is 3 Bristol Mews, Little Venice, London W9 2JF ("RPC"), and provides as follows:

RECITALS

WHEREAS, on or about December 14, 2001, HHG and RPC entered into an agreement concerning the acquisition of hotels (the "Existing Contract");

WHEREAS, RPC has provided assistance to HHG since the date of the Existing Contract, but as of this date no hotel acquisitions have been completed under the Existing Contract; and

WHEREAS, the parties now desire to recognize the contributions of RPC, restructure and replace the Existing Contract in its entirety with this Agreement, and to further the business of HHG and encourage the acquisition of hotels and management contracts for the benefit of HHG;

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the parties agree as follows:

1. Definitions. For purposes of this Agreement, the following definitions shall apply:

A. "Acquired Hotel" shall mean a hotel that, during the initial term of this Agreement, HHG has closed the purchase of, resulting in an ownership by HHG of at least 20% in such hotel.

B. "Acquisition Services" shall mean any of the following: finding the target hotel; analyzing historical target hotel financial information; introducing HHG to hotel sellers, hotel equity participants, and hotel lenders; negotiating the sales price or terms of an acquisition; preparing financial projections for the target hotel; negotiating the terms of loans; negotiating the terms of equity participation; developing the business plan or preparing the acquisition financial model; or performing due diligence review of the hotel or related real estate.

C. "Confidential Information" shall mean all information of a party relating to its services, techniques, computer software, programs, methods, specifications, training methods, trade secrets, designs, clients, customers, suppliers, investments, prices, expenses, corporate financing, financial condition, credit standing and the like disclosed by one party to another party; provided, however, "Confidential Information" does not include (i) information already in other party's possession at the time of disclosure by a party (unless covered by another confidentiality agreement); (ii) information that now is or that, after it has been disclosed, becomes part of the public knowledge or literature, not as a result of any action or inaction by the other party; or (iii) information that is received by the other party from a third party and that is not the subject of another confidentiality agreement.

D. "HHG Stock" shall mean 987,772 shares of the Class A Common stock of HHG, $0.002 per share par value, which number of shares constitutes eight percent (8%) of the total issued and outstanding Class A Common stock of HHG after such issuance.

E. "Maximum Amount" shall mean, for any month, aggregated annually, the lesser of: (i) 150% of the monthly salary paid in such month by HHG and its subsidiaries to the chief executive officer of HHG, or (ii) 50% of the Net Cash Received by HHG and its subsidiaries for such month in respect of all Acquired Hotels less any Net Cash Received payable by HHG or its subsidiaries to other third parties, in respect of Acquired Hotels if HHG agrees to split the Net Cash Received with parties other than RPC.

F. "Net Cash Received" shall mean to the extent of the cash actually received by HHG and its subsidiaries, any and all Net Management Fees, technical services fees, plus distributions of operating cash flow in respect of ownership by HHG in the Acquired Hotels. Net Cash Received does not include distributions to HHG by reason of capital transactions such as the sale or refinancing of an Acquired Hotel or loans to HHG or sales of securities of HHG or any subsidiary thereof, or sales of third party securities held by HHG.

G. "Net Management Fee" shall mean the gross management fees received by HHG or a subsidiary of HHG under a hotel management contract for an Acquired Hotel less the amounts paid or payable for actual hotel property management services rendered with respect to that Acquired Hotel.

H. "Ongoing Monthly Fee" shall mean, for each Acquired Hotel, an amount equal to either (i) ten percent (10%) of the Net Cash Received by HHG in respect of such Acquired Hotel for the month in question, or (ii) in the event that HHG splits a portion of its management fee with another third party or third parties, the Ongoing Monthly Fee shall be an amount equal to fifteen percent (15%) of the Net Cash Received by HHG for the month in question less all management fees paid to such other third party or third parties.

I. "Ongoing Services" shall mean, for an Acquired Hotel, the reasonable services requested by HHG, which services may include refinancing, consulting, cross border tax leveraging opportunities, financial modeling, bartering transactions, marketing contacts and strategy, and actuarial understanding of financial aspects of hotel value.

J. "Retainer Fee" shall mean a fixed monthly fee payable by HHG or its subsidiaries to RPC or its designees in respect of its performance of the Acquisition Services.

K. "Russell" shall mean Clive Russell, individually.

L. "Team" shall mean any employee, officer, director, owner or consultant of RPC, including Russell, Steven Russell and William Proctor.

2. Issuance of HHG Stock. As soon as practicable following execution of this Agreement, HHG shall issue the HHG Stock to RPC. RPC agrees to provide to HHG such representations and warranties as may be necessary to allow HHG to determine that the HHG Stock will be exempt from registration with state or federal securities authorities.

3. Repurchase of HHG Stock. In the event that, by the date three calendar years from the date of this Agreement, there are not at least eight (8) Acquired Hotels, HHG shall have the right (for a period of two additional years) to reacquire HHG Stock from RPC for an aggregate purchase price of $100.00. The number of shares HHG can repurchase from RPC is equal to 123,471 multiplied by the remainder of eight minus the number of Acquired Hotels (e.g., if after 3 years, HHG has three Acquired Hotels, HHG has a right to repurchase 5/8 of the HHG Stock (617,355 shares) for an aggregate price of $100.00). In the event of such repurchase, HHG shall give written notice to RPC at least ten (10) days prior to the closing of such repurchase. At closing of the repurchase, RPC shall deliver the original stock certificate of the HHG Stock, properly endorsed on the back or by stock power to HHG, and RPC shall convey to HHG the repurchased stock free and clear of any security interests, liens or encumbrances. Until the earlier of (i) the closing of the acquisition of at least eight (8) Acquired Hotels, or (ii) the expiration of any option of HHG to repurchase all or some of the HHG Stock hereunder, RPC agrees not to borrow against, pledge, encumber, transfer or convey any portion of the HHG Stock which is or may become subject to a repurchase option of HHG under this Agreement; any such attempted pledge, sale, encumbrance or transfer in violation of this provision shall be null and void.

4. Acquisition of Hotels. The parties desire that HHG purchase hotels acceptable to it. To further those goals, RPC and its Team shall perform Acquisition Services for the benefit of HHG. However, the purchase of any hotel shall be at the sole discretion of HHG, and nothing in this Agreement shall compel HHG to make a hotel acquisition.

5. Monthly Fees for Acquisition Services. For the first sixty days of this Agreement, HHG or its subsidiary shall pay RPC a Retainer Fee of 5,000 (GBP) per month. At the end of such sixty day period, the Retainer Fee shall be reviewed by the parties and may be continued, increased, decreased or eliminated as agreed by the parties at that time. Upon the closing of the first Acquired Hotel, the Retainer Fee shall again be reviewed by the parties and may be continued, increased, decreased or eliminated as agreed by the parties at that time.

6. Ongoing Services. For each Acquired Hotel, RPC and the Team shall perform the Ongoing Services for the benefit of HHG for a period of 36 months following the closing of such acquisition.

7. Monthly Fees for Ongoing Services. In consideration of the Ongoing Services provided by RPC, HHG agrees to pay to RPC the Ongoing Monthly Fee; provided that the aggregate of the Retainer and the Ongoing Monthly Fees in respect of all Acquired Hotels payable to RPC shall be limited to no more than the Maximum Amount. For any given Acquired Hotel, the Ongoing Monthly Fee shall be payable for 36 calendar months following the closing of the acquisition of such Acquired Hotel. In the event that RPC, the Team or any members of the Team or their affiliates are paid any advance, salary, fee or commission by HHG or any subsidiary of HHG (other than the Retainer Fee and corporate director's fees), or third parties in connection with an Acquired Hotel, such sums are netted against and deducted from any Ongoing Monthly Fees payable.

8. Term; Termination. For purposes of determining an Acquired Hotel, the initial term of this Agreement shall end three calendar years from the date hereof; provided that, if Russell becomes no longer actively involved in providing the Acquisition Services on an ongoing basis, HHG may, at its option, terminate this Agreement upon 60 days written notice to RPC. Such termination shall not affect the Ongoing Monthly Payments to be made by HHG or the Ongoing Services to be rendered by RPC for any Acquired Hotel that has already been acquired prior to the termination date. The initial term of the Agreement may be extended only by the written agreement of the parties.

9. Confidential Information. RPC acknowledges that in the course of this Agreement, it may receive or be exposed to Confidential Information of HHG or its subsidiaries. Except as expressly contemplated in the performance of this Agreement or as permitted by written consent of HHG, RPC agrees that it will hold the Confidential Information of HHG and its subsidiaries in strict confidence during the term of this Agreement and following termination of the Agreement and not to disclose it to any third party without the written consent of HHG, unless required to disclose pursuant to a court order. This provision shall survive any termination of this Agreement and continue in full force and effect. The parties agree that breach of the covenants in this paragraph will cause irreparable harm to HHG, and HHG shall have the remedy of equitable relief, including temporary restraining order and permanent injunction, in addition to any other remedy.

10. No Partnership. The parties enter into this Agreement as independent contractors, and this Agreement shall not be construed to constitute an employment agreement, partnership or joint venture agreement. No party has the right to bind the other party to any contract or liability with any third party.

11. Notices. All notices, requests and demands, other than routine communications under this Agreement, shall be in writing and shall be deemed to have been duly given when delivered to the address in the preamble, or when transmitted by confirmed facsimile (with a copy provided by another means specified in this paragraph), or two (2) business days after being given to a recognized national overnight courier service with a reliable system for tracking delivery, or six (6) business days after the day of mailing, when mailed by local postal mail, registered or certified mail, return receipt requested, postage prepaid.

12. Representations of the Parties. The parties represent each to the other (i) that it has the full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, (ii) that this Agreement and the performance thereof has been duly authorized by any necessary corporate approvals, (iii) that the person signing below is authorized to sign and bind such party, and (iv) that the execution and performance of this Agreement will not breach any other agreement, order or rule to which such party is bound.

13. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14. Severability. If any provision of this Agreement, or the application thereof to any person, place or circumstance, shall be held by a court of competent jurisdiction to be illegal, invalid, unenforceable or void, then such provision shall be enforced to the extent that it is not illegal, invalid, unenforceable or void, and the remainder of this Agreement, as well as such provision as applied to other persons, places or circumstances, shall remain in full force and effect.

15. Waiver. With regard to any power, remedy or right provided in this Agreement or otherwise available to any party, (a) no waiver or extension of time shall be effective unless expressly contained in a writing signed by the waiving party, (b) no alteration, modification or impairment shall be implied by reason of any previous waiver, extension of time, delay or omission in exercise or other indulgence, and (c) waiver by any party of the time for performance of any act or condition hereunder does not constitute a waiver of the act or condition itself.

16. Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the United States and the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. This Agreement is performable in Dallas County, Texas and exclusive venue for any proceeding brought under this Agreement shall be a court of competent jurisdiction in Dallas County, Texas.

17. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes any prior or contemporaneous agreement or understanding, whether written or oral, among the parties or between any of them with respect to the subject matter of this Agreement. In particular, this Agreement supercedes and replaces in its entirety the Existing Contract. There are no representations, warranties, covenants, promises or undertakings, other than those expressly set forth or referred to herein.

18. Amendment. This Agreement may be amended or modified only by a written agreement duly executed by HHG and RPC.

19. Assignability. Neither this Agreement nor any of the rights or obligations under this Agreement of any party hereto may be transferred, conveyed, alienated, assigned or delegated (collectively, "Transfer") without each of the other partys prior written consent, which consent may be withheld in the other partys sole and absolute discretion. Any Transfer of this Agreement (or any of the rights or obligations hereunder) in violation of this Section shall be null, void and of no effect.

20. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and, if applicable, permitted assigns.

21. No Third-Party Beneficiaries. Each party intends that this Agreement shall not benefit or create any right or cause of action in any person other than the parties or as specifically expressed in this Agreement.

22. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original but when taken together shall constitute but one instrument.

23. Mediation. The parties agree to negotiate in good faith in an effort to resolve any dispute related to this Agreement or the transactions contemplated by this Agreement that may arise. If the dispute cannot be resolved by negotiation, the dispute will be submitted to mediation. The parties to the dispute will choose a mutually acceptable mediator in Dallas County, Texas, and the parties will share the cost of the mediator equally.

24. Expenses and Attorney Fees. Each party to this Agreement shall bear all of its own expenses in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants. However, if HHG or RPC is a prevailing party in any legal proceeding brought as a result of a dispute with respect to this Agreement or any transaction contemplated by this Agreement, the prevailing party will be entitled to recover from the non-prevailing party all costs of such proceeding and reasonable attorneys fees.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

HHG:

HARRELL HOSPITALITY GROUP, INC.

By: //Paul L. Barham

Paul L. Barham,

Chief Executive Officer

RPC:

R P CORPORATE STRATEGY LIMITED

By://Clive Russell

Printed Name:Clive Russell

Title:_____________________________